Exhibit (a)(12)

NEWS RELEASE

Editorial Contacts:

Craig Cochran
Synopsys, Inc.
(650) 584-4230
craig@synopsys.com

Jodi Warner
Edelman Public Relations
(650) 429-2752
jodi.warner@edelman.com

Investor Contact:

Steve Shevick
Synopsys, Inc.
(650) 584-4880
shevick@synopsys.com

SYNOPSYS, INC. ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING
PERIOD FOR PROPOSED ACQUISITION OF INSILICON CORPORATION

MOUNTAIN VIEW, Calif., August 21, 2002 - Synopsys, Inc. (Nasdaq: SNPS) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Synopsys’ pending tender offer for all outstanding shares of inSilicon Corporation (Nasdaq: INSN) expired without a formal request from the Federal Trade Commission for additional information or documentary material. The parties have previously received clearance from the German Federal Cartel Office to complete the acquisition and plan to file a pre-merger notification in Taiwan.

Synopsys’ completion of its tender offer for inSilicon shares remains subject to certain conditions, including the tender of a majority of the outstanding shares of inSilicon.

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Synopsys, Inc. Announces Expiration of Hart-Scott-Rodino Waiting Period....	Page 2

About Synopsys

Synopsys, Inc., headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of inSilicon. Ferrite Acquisition Corp., a wholly-owned subsidiary of Synopsys, and Synopsys have filed a Tender Offer Statement on Schedule TO, as amended, containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and inSilicon has filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with respect to the tender offer. In addition, Ferrite Acquisition Corp., Synopsys and inSilicon have mailed these documents to the stockholders of inSilicon. These documents contain important information about the tender offer and stockholders of inSilicon are urged read them carefully. Stockholders of inSilicon may obtain a free copy of these documents at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, stockholders may obtain a free copy of these documents from Synopsys by contacting Synopsys at 700 East Middlefield Road, Mountain View, California 94043, attention: Investor Relations, or from inSilicon by contacting inSilicon at 411 East Plumeria Drive, San Jose, California 95134, attention: Investor Relations.

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Synopsys is a registered trademark of Synopsys Inc. inSilicon is a trademark of inSilicon Corporation. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.